Exhibit (9)

COINSURANCE AGREEMENT

Between

Universal Life Insurance Company
Of San Juan, Puerto Rico
(Company)

And

Transamerica Life Insurance Company
Of Cedar Rapids, Iowa

(Reinsurer)

Effective March 1, 2007

Table of Contents

Articles

1	Preamble
2	Definitions
3	Coverage
4	Automatic Reinsurance
5	Liability
6	Notification and Reporting of Reinsurance
7	Reinsurance and Reserves
8	Payments
9	Rates
10	Quarterly Reinsurance Reporting
11	Reinstatements
12	Reductions or Cancellations
13	Claims
14	Extra-Contractual Damages and Transaction Gain/Loss
15	Insolvency
16	Arbitration
17	Entire Agreement
18	Service of Suit
19	General Provisions
20	Confidentiality
21	Commencement and Termination
22	Execution

Schedules

A	Specifications
B	Commission Schedules
C	Investment Options

Exhibit

I	Expense Allowances
II	Quarterly Reports

Article 1

Preamble

1.01 This Agreement is made and entered into by and between Universal Life Insurance Company (hereinafter referred to as the “Company”) and Transamerica Life Insurance Company (hereinafter referred to as the “Reinsurer”).

1.02 The Company and the Reinsurer mutually agree to reinsure on the terms and conditions stated herein. This Agreement is an indemnity reinsurance agreement and the performance of the obligations of each party under this Agreement shall be rendered solely to the other party.

Article 2

Definitions

2.01 “Agreement” means this agreement as from time to time amended or supplemented.

2.02 “Declared Rate” means the Interest Rate declared by the Company on any Fixed Subaccounts under this Agreement for a particular Premium Generation.

2.03 “Fixed Subaccount” means an investment option within a Variable Deferred Annuity that credits interest at a fixed rate declared by the Company.

2.04 “Policy” or “Policies” means the annuity contracts reinsured under this Agreement.

2.05 “Variable Deferred Annuity” means a deferred annuity which may credit interest, in whole or in part, based on the total return performance of one or more managed asset portfolios. A Variable Deferred Annuity may offer other kinds of investment options (e.g. Fixed Subaccounts).

2.06 “Premium Generation” means all premiums added to a Fixed Subaccount sharing a common range of deposit dates. For the purpose of crediting interest and setting Declared Rates, each Premium Generation will be unique.

2.07 “Change in Control” means a change in the Company’s or the Reinsurer’s 1) effective management control, or 2) controlling shareholder.

2.08. “Statutory Reserve Credit” means the offset to the statutory reserves and other liabilities and to required capital (e.g. risk-based capital) allowed by the Company’s governing regulatory officials due to the existence of this Agreement.

2.09. “Business Day” shall mean any weekday (Monday through Friday) other than a declared holiday affecting substantially all employees. This term shall apply to the party owing the responsibility for delivery.

2.10. “Effective Termination Date” shall mean the end of the calendar month in which the Company or the Reinsurer receives written notice of termination pursuant to 21.05.

TLIC/ULIC VA Co/Modco	Page 1
Eff. 03/01/2007

2.11. “Performance Due Date” means the date (or dates) that financial reports or payments of balances are due under Articles 8.01, 10.01 and 10.03.

2.12. “Net Asset Yield” means the sum of (a) .5%, plus (b) the “weighted average” expected gross yield on new money less provision for expected investment expenses and expected defaults calculated by the Reinsurer in determining the Supportable Rate (as defined in 9.03) for a new Premium Generation. The “weighted average” expected gross yield shall be calculate by weighting the Reinsurer’s expected gross yield by the Quota Share and the Company’s expected gross yield by the Portion Retained. The Net Asset Yield is an annual rate. In applying the Net Asset Yield in 8.01 and 10.03, daily simple interest shall be used to calculate fractional periods shorter than one whole year.

If the Company does not provide Fixed Subaccounts under the Policies and, therefore, does not set Declared Rates, the corresponding Net Asset Yield for the Coinsurance Agreement reinsuring equity indexed annuities effective January 1, 2007 between the Company and the Reinsurer shall be used.

2.13. “Liabilities” means the sum of all reserves and other liabilities maintained by the Company in support of the Policies, calculated in accordance with the reserve requirements, statutory accounting rules and actuarial principles applicable to the Company under the laws and regulations of the Commonwealth of Puerto Rico.

2.14. “General Account Liabilities” means the Liabilities maintained by the Company in support of the Policies in the absence of this Agreement and shall include any adjustment for the Separate Account Accrued Expense Allowance. Such General Account Liabilities shall include those maintained for Fixed Subaccounts, Guaranteed Benefits or other Policy benefits provided to policyholders under the terms of the Policies in excess of the policy values of the Policies.

2.15. “Separate Account Liabilities” means the Liabilities maintained by the Company’s Separate Account with respect to the Contracts in the absence of this Agreement and shall include the Separate Account Accrued Expense Allowance. Such Separate Account Liabilities shall not include those maintained for Fixed Subaccounts, Guaranteed Benefits or other Policy benefits payable to policyholders under the terms of the Policies in excess of the policy values of the Policies.

2.16. “Separate Account Reserve” means the policy value invested in the Separate Account less the Separate Account Accrued Expense Allowances defined in 2.14.

2.17. “Coinsurance” means a method of reinsurance under which the Reinsurer assumes a proportionate share of all of the risks of the Policies. ‘‘Straight Coinsurance” is the form of Coinsurance whereby all insurance cash flows are exchanged between the parties and each party holds reserves for their portion of the Policies. “Modified Coinsurance” is the form of Coinsurance whereby insurance cash flows are exchanged net of reserves and the Company holds all of the reserves and the assets backing those reserves.

2.18. “Separate Account Accrued Expense Allowance” means the expense allowance allowed under the reserve requirements, statutory accounting rules and actuarial principles applicable to the Company under the laws and regulations of the Commonwealth of Puerto Rico with respect to the portion of the policy value invested in the Separate Account.

2.19. “Quota Share” means the portion of the Policies ceded by the Company and assumed by the Reinsurer under this Agreement while the “Retained Portion” means the portion of the Policies not assumed by the Reinsurer. The Quota Share and the Retained Portion are stated in Schedule A hereto.

TLIC/ULIC VA Co/Modco	Page 2
Eff. 03/01/2007

2.20. “Transfers” mean all financial items transferred between the Company’s Separate Account and the Company General Account including, but not limited to, premiums, mortality and expense charges. policy fees, investments and reinvestments directed by a policyholder, benefit payments, and surrender charges.

2.21. “Revenue Sharing” means payments received by the Company as compensation for fund advisory services or for fund administration services.

Article 3

Coverage

3.01 Coverage. Reinsurance under this Agreement must be for the Variable Deferred Annuities described in Schedule A.

3.02 Automatic Reinsurance. The Company shall cede and the Reinsurer shall automatically accept the Policies as issued, subject to the requirements described in Article 4.

3.03 Issuance of Business. In no event shall the Reinsurer be liable for reinsurance unless the issuance of the Policy by the Company constituted the transacting of business in a jurisdiction in which the Company is properly licensed.

3.04 Net Retained Lines. This Agreement applies only to that portion of any Policy which the Company retains net for its own account. The amount of the Reinsurer’s liability hereunder in respect of any loss or losses shall not be increased by reason of the inability of the Company to collect from any other reinsurer(s), whether specific or general, any amounts which may have become due from such reinsurer(s), whether such inability arises from the insolvency of such other reinsurer(s) or otherwise.

Article 4

Automatic Reinsurance

4.01 Requirements.

a)	Each Policy must be written in a jurisdiction in which the Company is licensed.

b)	Each Policy must be issued and administered by the Company according to the Company’s stated minimum and maximum deposit restrictions and any other underwriting rules. However, in no event will the Reinsurer accept reinsurance for a Policy if the premium for the Policy, together with the in force premium for all other annuity policies issued by the Company, exceeds $1,000,000 unless approved by the Reinsurer on a case-by-case basis. Such acceptance of reinsurance by the Reinsurer may be contingent on changes in the terms of the Policy, the commissions paid, the Quota Share ceded, or other modifications.

TLIC/ULIC VA Co/Modco	Page 3
Eff. 03/01/2007

Article 5

Liability

5.01 Automatic Reinsurance. The Reinsurer’s liability for automatic reinsurance shall begin simultaneously with the Company’s liability.

5.02 Termination. The Reinsurer’s liability for reinsurance on each Policy shall terminate when the Company’s liability terminates or as described in 5.04.

5.03 Liability of Reinsurer. Except as specifically limited by the Quota Share and by paragraph 5.04, the Reinsurer shall be liable to the Company for benefits in the same manner and in the same amounts as the Company is liable for benefits to the owners, annuitants or beneficiaries of the Policies.

5.04 Annuitization at Company Rates. If Policy proceeds are used in whole or in part to purchase fixed income benefits, then the Policy or the portion thereof used for said purchase shall be recaptured. The Reinsurer shall pay the Company its quota share of the policy value (a.k.a. account value) used to make such purchase. Such payment shall terminate the Reinsurer’s liability for any future benefit payments for that Policy (or portion thereof) under this Agreement.

5.05 Receipt of Premium. The initial and subsequent reinsurance premiums must be received by the Reinsurer as stated in Articles 8 and 10 in order to maintain the Reinsurer’s liability on each Policy.

5.06 Premium Tax and Guarantee Fund Assessments. The Reinsurer shall not be responsible for reimbursing the Company for the premium taxes and guarantee fund assessments on the Policies from any state, county, parish or municipal authority.

Article 6

Notification and Reporting of Reinsurance

6.01 Notification. Subject to the provisions of Section 19.09, the Company shall notify the Reinsurer of any material changes in the terms of the Policies or their administration. Material changes in the Policies shall be judged in relation to the policy form listed in Item 2 of Schedule A received by the Reinsurer on March 27, 2007.

6.02 Electronic Reporting. The Company shall utilize electronic media for reporting purposes and shall consult with the Reinsurer to determine an appropriate format. Any subsequent changes to the reporting format shall be approved by the Reinsurer prior to implementation.

Article 7

Reinsurance and Reserves

7.01 Form of Reinsurance.

(a)	Coinsurance of General Account Liabilities. The form of reinsurance for General Account Liabilities shall be Straight Coinsurance.

(b)	Modified Coinsurance of Separate Account Liabilities. The form of reinsurance for Separate Account Liabilities shall be Modified Coinsurance.

7.02 Statutory Reserve Credit. The Reinsurer will take all necessary steps to enable the Company to secure its Statutory Reserve Credit in all applicable jurisdictions.

TLIC/ULIC VA Co/Modco	Page 4
Eff. 03/01/2007

Article 8

Payments

8.01 Timing On the business day next following the last day of each calendar week, the Company shall prepare a cash flow statement that quantifies the items described in paragraphs 8.02 and 8.03 for the Policies. If the statement shows a net amount owed to Reinsurer, the Company shall immediately wire the net amount to the account of Reinsurer. If the statement shows a net amount owed to Company, the Reinsurer shall wire the net amount within two (2) business days of the receipt of such statement. Credit for all such cash flow payments shall be given in the Quarterly Settlement Statements prepared in accordance with Exhibit II. However, a weekly payment shall not be required by either party unless the net amount due is greater than $25,000. Any such unpaid net amounts due shall carry forward and be added to the next weekly cash flow determination.

The obligation of the Company and the Reinsurer to prepare statements and make payments under this Article 8.01 shall be subject to the same interest penalities, termination rights and reinstatement rights specified in 10.03 and 21.05. The Net Asset Yield for balances due under 8.01 shall be based on the rate of interest associated with the Supportable Rate most recently calculated by the Reinsurer.

8.02 Reinsurance Premiums for Fixed Subaccounts. The Company will pay to the Reinsurer the Quota Share of the total direct premiums actually collected (less premiums refunded) by the Company for the Policies less the Quota Share of any such direct premiums immediately transferred to the Separate Account.

8.03 Policy Commissions. The Reinsurer shall pay to the Company, the Quota Share of the Upfront commissions (less charge backs) in accordance with Schedule B.

8.04 Alternate Weekly Reporting. The Reinsurer and the Company may, by mutual agreement, modify the content and timing of the weekly cash flow reporting from that specified in 8.01, 8.02, and 8.03.

8.05 Other Payments The Company and the Reinsurer will pay each other the Quota Share of the following amounts each calendar quarter as described in Article 10 and in Exhibit II:

(a)	Payments from the Company to the Reinsurer.

(i)	Direct premiums collected (less premium refunds) from policyholders.

(ii)	Transfers (as defined in 2.20) from the Company’s Separate Account to the Company’s General Account.

(iii)	Revenue Sharing as defined in 2.21.

(iv)	Compensation for Excess Rates as described in 9.04.

(v)	Upfront commissions previously paid to the Company on a weekly basis as required by 8.01 and 8.03.

(b)	Payments from the Reinsurer to the Company.

(i)	Benefits paid to policyholders.

(ii)	Transfers (as defined in 2.20) from the Company’s General Account to the Company’s Separate Account.

(iii)	Commissions (net of chargebacks) as described in Schedule B.

(iv)	Expense allowances as described in Exhibit I.

(v)	Direct premiums previously paid to the Reinsurer on a weekly basis as required by 8.01 and 8.02.

TLIC/ULIC VA Co/Modco	Page 5
Eff. 03/01/2007

Article 9

Rates

9.01 Rate Setting Meeting. Representatives of the Company and the Reinsurer shall meet regularly via teleconference to discuss the declaration of rates and other product or asset management issues. Either the Company or the Reinsurer may call special rate meetings if they believe that market conditions to be such that changes in previously Declared Rates are needed. Either the Company or the Reinsurer may invite their own investment experts to attend and participate in the meetings. Minutes from such meetings will be generated and shared by the Reinsurer and the Company in order to document the discussions.

9.02 Approval of Declared Rates. The Reinsurer agrees that the Company may declare interest rates on Fixed Subaccounts without the approval of the Reinsurer. However, if any Declared Rate is more than the corresponding Supportable Rate (as defined in 9.03) communicated by the Reinsurer at the normal rate meetings or at special rate meetings called by the Reinsurer (as described in 9.01), then compensation shall be paid to the Reinsurer according to the provisions of 9.04 below. If interest rates are declared as the result of a special rate meeting called by the Company and three (3) business days notice of such meeting is not given, then compensation for Declared Rates in excess of Supportable Rates shall be judged by comparison to Supportable Rates set by Reinsurer during the three (3) business day period. The Reinsurer may waiver or reduce the requirement for the payment of compensation associated with any particular Declared Rate at its discretion.

9.03 Supportable Rate Defined. The Supportable Rate shall be the interest rate set by the Reinsurer for each issue date or anniversary for a Premium Generation. Such Supportable Rates shall be communicated by the Reinsurer to the Company during or in advance of the normal monthly rate setting meetings or at special meetings called by the Reinsurer as described in 9.01 below. For special meetings called by the Company, Supportable Rates shall be communicated by the Reinsurer to the Company within the three (3) business day period described in 9.02.

9.04 Compensation for Excess Rates. The compensation shall equal the product of the excess, if any, of the Declared Rate over the Supportable Rate and the average policy value for each Premium Generation where an excess has occurred. For a Quarterly Accounting Period, the excess rate shall be the difference in the annual rates divided by four.

Article 10

Quarterly Reinsurance Reporting

10.01 Reporting. Within thirty (30) days following the close of each calendar quarter, the Company will send the Reinsurer a statement as set forth in 8.05 and Exhibit II.

10.02 Errors. If, at any time subsequent to the settlement just described, the computation is found to be in error, a recomputation will be performed and payments will be made to reimburse the Company, or Reinsurer, as necessary.

10.03 Payment of Balances. The Company will pay any positive Quarterly Total Due (as shown in Exhibit II) to the Reinsurer at the same time as the accounting is rendered. The Reinsurer will pay any negative Quarterly Total Due to the Company at the same time as the accounting is confirmed, however, at the latest, within thirty (30) days after receipt of the accounting by the Reinsurer. Should the Reinsurer be unable to confirm the account in its entirety, the confirmed portion of the balance will be paid immediately. As soon as the account has been fully confirmed, the Reinsurer will pay the difference immediately.

All such balances not paid by the Performance Due Date will be delinquent and will be subject to payment of interest. The rate of interest for each amount due shall be the expected Net Asset Yield associated with the party owed the balance due as calculated by the Reinsurer in determining the Supportable Rate. Interest shall be owed from the Performance Due Date to the date that the balance is paid. The Net Asset Yield for balances due under 10.01 and 10.03 shall be based on the rate of interest associated with the Supportable Rate most recently calculated by the Reinsurer.

TLIC/ULIC VA Co/Modco	Page 6
Eff. 03/01/2007

Article 11

Reinstatements

11.01 Lapses. If a Policy terminates and is subsequently reinstated under its terms and the Company’s usual reinstatement practices and procedures, the reinsurance of the Policy shall be reinstated by the Reinsurer and shall be continuous from the issue date of the Policy. The Company and the Reinsurer shall reimburse one another for all of the items described in Article 8 and Exhibit II with interest at the rate(s) specified in 10.03.

11.02 Procedure. For any Policy ceded to the Reinsurer on an automatic basis, reinstatement of reinsurance shall be automatic.

Article 12

Reductions or Cancellations

12.01 Reductions or Cancellations. Should this Agreement be terminated, or the quota share reduced, the Reinsurer shall return to the Company, the portion of any payments received by the Reinsurer from the Company in accordance with Articles 8 and 10 that are attributable to accounting periods after the effective date of the termination or reduction. Likewise, the Company shall return to the Reinsurer the portion of any payments received by the Company from the Reinsurer in accordance with Articles 8 and 10 that are attributable to accounting periods after the effective date of termination or reduction.

TLIC/ULIC VA Co/Modco	Page 7
Eff. 03/01/2007

Article 13

Claims

13.01 Notification. The Company will report claims on a bulk basis. The Company shall maintain detailed policy level information to facilitate possible review and audit of such information by the Reinsurer. The Company shall report the sum of all incurred and settled claims on the quarterly statement as provided in Section Article 8.05(b)(i) and Exhibit II.

13.02 Payment. The Company shall provide the Reinsurer with claim papers and proofs upon the Reinsurer’s request. The Reinsurer shall pay its share of each claim in a lump sum without regard to the form of claim settlement by the Company. Claim payments will be applied against premium payments.

13.03 Interest. If the Company is obliged by applicable state law or court order to pay interest on delayed payments, the Reinsurer shall pay its share of the claim at the same rate and for the same period as that which the Company is required, excluding extra-contractual obligations.

13.04 Contest, Compromise or Litigation. The Company shall give the Reinsurer notification of all surrender or withdrawal claims that exceed a Policy’s cash surrender value or death benefit claims that exceed the policy value that the Company intends to contest, compromise or litigate on the quarterly statement as provided in Section 10.01 unless the contest, compromise, or litigation is initiated solely for the purpose of determining the rightful beneficiary to Policy proceeds. The Company shall provide the Reinsurer with all papers upon the Reinsurer’s request, and the Reinsurer shall have an opportunity to review the papers. Within fifteen (15) working days after receipt of all the necessary papers, the Reinsurer shall have the following options:

a)	Decline to participate in the contest, compromise or litigation of the claim. The Reinsurer shall thereafter discharge its liability with respect to any contested, compromised or litigated claim by paying to the Company the Reinsurer’s proportionate share of the claim as if there had been no controversy. Upon such discharge, the Reinsurer shall not be liable for any “routine expenses” or “non-routine expenses,” as defined in Section 13.05, incurred with respect to such claim, nor shall the Reinsurer share in any reduced settlement.

b)	After consultation with the Company, the Reinsurer may agree to pay its proportionate share based on the results of the contest, compromise or litigation (agreement to be communicated by the Reinsurer to the Company in writing). The Reinsurer will pay its proportionate share of all “routine expenses” and “non-routine expenses,” as defined in Section 13.05, of the contest, compromise or litigation.

13.05 Routine/Non-Routine Expenses. For the purpose of this Article, the term “routine expenses” shall mean fees, charges, costs and expenses of retained legal and investigative personnel, excluding employees, incurred in rescinding a policy, contesting a policy or litigating a claim. The term “non-routine expenses” of the contest shall mean any penalties, attorney’s fees and interest imposed automatically by statute against the Company that arise solely out of any judgment rendered against the Company in a suit for policy benefits. However, “non-routine expenses” shall not include extra-contractual damages. Notwithstanding the foregoing definitions, the Reinsurer shall not be liable for any office expenses or salaries or expenses of employees of the Company or of any subsidiary or affiliate of the Company, incurred in connection with the administration of the business reinsured pursuant to this Agreement or the disposition of a claim, loss or legal proceeding (including investigation, negotiation, legal expenses and court costs).

TLIC/ULIC VA Co/Modco	Page 8
Eff. 03/01/2007

Article 14

Extra-Contractual Damages and Transaction Gain/Loss

14.01 Definitions. For purposes of this Article, the following are definitions of elements of extra-contractual damages:

a)	“Punitive Damages” are those damages awarded as a penalty, the amount of which is not governed or fixed by statute;

b)	“Statutory Damages” are those amounts awarded as a penalty, but are fixed in amount by statute;

c)	“Compensatory Damages” are those amounts awarded to compensate for actual damages sustained and are not awarded as a penalty or fixed in amount by statute.

14.02 Extra-Contractual Damages. Extra-contractual damages are defined as punitive, statutory or compensatory damages due to the Company’s negligence, oppression, malice, fault, wrongdoing or bad faith in connection with an award against the Company in excess of the limits of the policy reinsured as a result of, but not limited to, an act, omission or course of conduct committed solely by the Company in connection with the benefits payable under a particular policy reinsured under this Agreement. Such acts, omissions, or conduct shall specifically include, but not be limited to, statements of the Company, its marketing organizations, or sales representatives regarding product suitability and policyholder taxation.

14.03 Transaction Gain or Loss. Transaction gains and transaction losses result from differences between the effective date and the process date of a policyholder or trading transaction. For example, if the Company receives $10,000 and should have processed a purchase for 1000 mutual fund shares on January 15th and credited that to a Policy and, instead, processed a purchase for 990 mutual fund shares on January 16th using the $10,000, then a transaction loss of approximately $101 will have occurred in order to purchase the additional 10 shares. On the other hand, if the Company was able to buy the 1000 shares on January 16th and had $100 left over (from the original $10,000), then a transaction gain for $100 will have occurred.

14.04 Exclusion. The Reinsurer shall not be liable for the payment of any extra-contractual damages or transaction losses. The Company shall not be liable for the payment of any transaction gains.

TLIC/ULIC VA Co/Modco	Page 9
Eff. 03/01/2007

Article 15

Insolvency

15.01 In the event of the Company’s insolvency and the appointment of a conservator, liquidator, or statutory successor, the portion of any risk or obligation assumed by the Reinsurer shall be payable to the conservator, liquidator, or statutory successor on the basis of claims allowed against the Company by any court of competent jurisdiction or by any conservator, liquidator, or statutory successor of the company having authority to allow such claims, without diminution because of that insolvency, or because the conservator, liquidator, or statutory successor has failed to pay all or a portion of any claims. Payments by the Reinsurer as set forth in this Section shall be made directly to the Company or to its conservator, liquidator, or statutory successor, except where the contract of insurance or reinsurance specifically provides another payee of such reinsurance in the event of the Company’s insolvency.

15.02 In the event of the Company’s insolvency, the conservator, liquidator, or statutory successor shall give written notice of the pendency of a claim against the Company on any policies reinsured within a reasonable time after such claim is filed. The Reinsurer may interpose, at its own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses which it may deem available to the Company or its conservator, liquidator, or statutory successor.

15.03 The expenses incurred by the Reinsurer shall be chargeable, subject to court approval, against the Company as part of the expense of conservation or liquidation to the extent of a proportionate share of the benefit which may accrue to the Company in conservation or liquidation, solely as a result of the defense undertaken by the Reinsurer. Where two or more reinsurers are involved in the same claim and a majority in interest elects to interpose a defense or defenses to this claim, the expense shall be shared as though such expense had been incurred by the Company.

Article 16

Arbitration

16.01 As a condition precedent to any right of action hereunder, any dispute or difference between the Company and the Reinsurer relating to the interpretation or performance of this Agreement, including its formation or validity, or any transaction under this Agreement, whether arising before or after termination, shall be submitted to arbitration. Arbitration shall be the method of dispute resolution, regardless of the insolvency of either party, unless the conservator, receiver, liquidator or statutory successor is specifically exempted from arbitration proceeding by applicable state Jaw of the insolvency.

16.02 Arbitration shall be initiated by the delivery of written notice of demand for arbitration by one party to another. Such written notice shall contain a brief statement of the issue(s), the failure on behalf of the parties to reach amicable agreement and the date of demand for arbitration.

16.03 The arbitrators and umpire shall be present or former disinterested officers of life reinsurance or insurance companies other than the two parties to the Agreement or any company owned by, or affiliated with, either party. Each party shall appoint an individual as arbitrator and the two so appointed shall then appoint the umpire. If either party refuses or neglects to appoint an arbitrator within thirty (30) days, the other party may appoint the second arbitrator. If the two arbitrators do not agree on an umpire within sixty (60) days of the appointment of the second appointed arbitrator, each of the two arbitrators shall nominate three individuals. Each arbitrator shall then decline two of the nominations presented by the other arbitrator. The umpire shall be chosen from the remaining two nominations by drawing lots.

TLIC/ULIC VA Co/Modco	Page 10
Eff. 03/01/2007

16.04 The arbitration hearings shall be held in Atlanta, Georgia. At the mutual agreement of the Company and the Reinsurer, the arbitration hearings may be held in a different location. Each party shall submit its case to the arbitrators and umpire within one hundred and eighty (180) days of the selection of the umpire or within such longer period as may be agreed.

16.05 The arbitration panel shall make its decision with regard to the custom and usage of the insurance and reinsurance business. The arbitration panel shall interpret this Agreement as an honorable engagement; they are relieved of all judicial formalities and may abstain from following strict rules of law. The arbitration panel shall be solely responsible for determining what shall be considered and what procedure they deem appropriate and necessary in the gathering of such facts or data to decide the dispute.

16.06 The decision in writing of the majority of the arbitration panel shall be final and binding upon the parties. Judgment may be entered upon the final decision of the arbitration panel in any court having jurisdiction.

16.07 The jointly incurred costs of the arbitration are to be borne equally by both parties. Jointly incurred costs are specifically defined as any costs that are not solely incurred by one of the parties (e.g., attorney’s fees, expert witness fees, travel to the hearing site, etc.). Costs incurred solely by one of the parties shall be borne by that party. Once the panel has been selected, the panel shall agree on one billable rate for each of the arbitrators and umpire and that sole cost shall be disclosed to the parties and become payable as a jointly incurred cost as described above.

16.08 If more than one reinsurer is involved in the same dispute, all such reinsurers shall constitute and act as one party for the purposes of this Arbitration Article, provided however, that nothing herein shall impair the rights of such reinsurers to assert several, rather than joint, defenses or claims, nor be construed as changing the liability under the terms of the Agreement from several to joint.

Article 17

Entire Agreement

17.01 This Agreement supersedes any and all prior discussions and understandings between the parties and, upon its execution, constitutes the sole and entire Agreement with respect to the reinsurance provided hereunder. There are no understandings between the parties other than as expressed in this Agreement. Any change or modification to the Agreement shall be null and void unless effected by a writing subscribed by both the Company and the Reinsurer. Any waiver shall constitute a waiver only in the circumstances for which it was given and shall not be a waiver of any future circumstance.

TLIC/ULIC VA Co/Modco	Page 11
Eff. 03/01/2007

Article 18

Service of Suit

18.01 It is agreed that in the event the obligations under this Agreement are not performed by the Reinsurer, at the request of the Company, the Reinsurer shall submit to the jurisdiction of any court of competent jurisdiction of the United States and shall comply with all the requirements necessary to give that court jurisdiction. All matters arising under this Agreement shall be determined in accordance with the Jaw and practice of such court. Nothing in this clause constitutes or should be understood to constitute a waiver of the Reinsurer’s rights to commence an action in any court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any state in the United States. Service of process, in any such suit, may be made upon the Reinsurer to the attention of William A. Kling, Vice President, Transamerica Life Insurance Company at 4333 Edgewood Rd NE, Cedar Rapids, Iowa 52499. The Reinsurer shall abide by the final decision of such court or of any appellate court in the event of an appeal, for any suit instituted against the Reinsurer under this Agreement.

18.02 The agent for service of process is authorized and directed to accept service of process on behalf of the Reinsurer in any such suit and/or upon the request of the Company, give a written undertaking to the Company that the agent will enter a general appearance on behalf of the Reinsurer in the event such a suit is instituted.

18.03 The Reinsurer hereby designates the Superintendent, Commissioner or Director of Insurance or his successor or successors in office, for the Commonwealth of Puerto Rico, as its true and lawful agent for service of process (in addition to the above named agent), who may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Company or any beneficiary arising out of this Agreement, and hereby designates the above named as the person to whom the Company is authorized to mail such process or a true copy thereof.

Article 19

General Provisions

19.01 Inspection of Records. Either party to this Agreement, their respective employees or authorized representatives, may audit, inspect and examine, during regular business hours, at the home office of the other party, any and all books, records, statements, correspondence, reports, trust accounts and their related documents or other documents that relate to the Policies. The audited party agrees to provide a reasonable work space for such audit, inspection or examination and to cooperate fully and to faithfully disclose the existence of and produce any and all necessary and reasonable materials requested by such auditors, investigators, or examiners. The party performing a routine audit shall provide five (5) working days advance notice to the other party. The expense of the respective party’s employee(s) or authorized representative(s) engaged in such activities will be borne solely by such party.

19.02 Assignment, Transfer, and Other Reinsurance. Neither this Agreement nor any reinsurance under this Agreement shall be sold, assigned or transferred by the Company without the prior written consent of the Reinsurer. The Company agrees that it shall not reinsure any portion of the Policies during the period of this Agreement without the prior written consent of the Reinsurer.

19.03 Severability. If any term or provision under this Agreement shall be held or made invalid, illegal or unenforceable by a court decision, statute, rule or otherwise, such term or provision shall be amended to the extent necessary to conform with the law and all of the other terms and provisions of this Agreement shall remain in full force and effect. If the term or provision held to be invalid, illegal or unenforceable is also held to be a material part of this Agreement, such that the party in whose favor the material term or provision was stipulated herein would not have entered into this Agreement without such term or provision, then the party in whose favor the material term or provision was stipulated shall have the right, upon such holding, to terminate this Agreement.

TLIC/ULIC VA Co/Modco	Page 12
Eff. 03/01/2007

19.04 Parties to Agreement. This Agreement is solely between the Company and the Reinsurer. There is no third party to this Agreement. Reinsurance under this Agreement shall not create any right or legal relationship between the Reinsurer and any other person, for example, any insured, policy owner, agent, beneficiary or assignee. The Company further agrees that it will not make the Reinsurer a party to any litigation between any such third party and the Company.

19.05 Offset. All monies due either party under this Agreement may be offset against each other, dollar for dollar, regardless of any insolvency of either party unless otherwise prohibited by law. If the Reinsurer advances payment through offset of any claim it is contesting and prevails in the contest, the Company shall return such payment.

19.06 Governing Law. This Agreement shall be governed as to performance, administration and interpretation by the laws of the Commonwealth of Puerto Rico, exclusive of the rules with respect to conflicts of law.

19.07 Errors and Omissions. Unintentional clerical errors, omissions or misunderstandings in the administration of this Agreement by either the Company or the Reinsurer shall not invalidate the reinsurance hereunder provided the error, omission or misunderstanding is corrected promptly after discovery. Both companies shall be restored, to the extent possible, to the position they would have occupied had the error, omission or misunderstanding not occurred.

19.08 Schedules, Exhibits and Section Headings. Schedules and Exhibits attached hereto are made a part of this Agreement. Section headings are provided for reference purposes only and are not made a part of this Agreement.

19.09 Current Practices. The Company will not materially change, alter or otherwise compromise its current underwriting, claims paying or administrative practices with respect to the Policies without the prior written consent of the Reinsurer, provided that such consent shall not be unreasonably withheld. The declaration of Rates in compliance with the requirements of Article 9 shall not be considered to be material.

19.10 Restrictions on Fund Offerings. The Company will not offer investment options for new deposits or change the investment options on existing deposits unless those options are listed in Schedule C without the prior written consent of the Reinsurer.

19.11 Delivery of Notice. All notices permitted or required to be delivered by the provisions of this Agreement shall be in writing and shall be deemed so delivered at the time delivered by hand, one (1) business day after transmission by facsimile transmission or other electronic system (evidenced by machine generated receipt), five (5) business days after being placed in the hands of a commercial courier service for express delivery, or ten (10) business days after placement in the mails by registered or certified mail, return receipt requested, postage prepaid and addressed to the following addresses or a party’s most current principal address of which the party sending the notice has been notified:

(a)	If to the Company:

UNIVERSAL LIFE INSURANCE COMPANY

P.O. Box 2145

San Juan, P.R. 00922-2145

Attn: José C. Benítez Ulmer, President

W: 787-706-7339 F: 787-625-7095

With a copy to:

UNIVERSAL GROUP INC

PO Box 71338

San Juan, PR 00936-8438

Attn: Josely Vega, Legal Counsel

W: 787-706-7321 F: 787-625-7321

TLIC/ULIC VA Co/Modco	Page 13
Eff. 03/01/2007

(b)	If to the Reinsurer:

TRANSAMERICA LIFE INSURANCE COMPANY

4333 Edgewood Rd NE

Cedar Rapids, IA 52499

Attn: William A Kling, Vice President

W: 319-355-8230 F: 319-355-8210

With a copy to:

TRANSAMERICA LIFE INSURANCE COMPANY

General Counsel’s Office

4333 Edgewood Rd NE

Cedar Rapids, IA 52499

Attn: John Long, Attorney

W: 319-355-8363 F: 319-355-6820

19.12 Preservation of Policies. The Company and the Reinsurer agree that, with respect to any and all Policies, for so long as a Policy remains in force and reinsured pursuant to this Agreement, neither party will, directly or indirectly, undertake any actions intended to cause a Policy owner to terminate a Policy, withdraw any or all of a Policy’s account value or exchange a Policy for any other annuity, insurance or other financial or savings product, whether such other annuity, insurance or other product be issued by one of the parties, an affiliate thereof or any other insurer or other entity.

Article 20

Confidentiality

20.01 The Reinsurer and the Company acknowledge that, as a result of the relationship entered into pursuant to this Agreement, either party may have access to or receive from the other party non-public personally identifiable financial and/or health information (NPI), as defined in the federal and state laws of the United States regarding consumers, customers, former customers and/or beneficiaries. The parties agree to protect and hold all such NPI in strict confidence and to take reasonable steps necessary to protect the nonpublic personal information from unauthorized or inadvertent disclosure. In particular, the parties shall not use, disclose, furnish or make accessible such NPI to anyone except as it is provided in Section 20.02 below. Furthermore, each party agrees to establish and maintain administrative, technical and physical safeguards to protect the security, confidentiality and integrity of NPI.

20.02 It is understood and agreed that the parties will not be prohibited from disclosing such NPI as might be necessary for purposes of further reinsurance or retrocession of the Policies, for audits, or as required by applicable law or court order. For this purpose the required party will notify to the other party of the person and the information to be disclosed.

20.03 It is understood and agreed that the Company shall not be obliged to provide such NPI to the Reinsurer, its employees or agents unless such information is to be used for a legitimate need that is specific and important to the Reinsurer’s ability to perform its obligations under this Agreement.

20.04 Each parties’ obligation to maintain the confidentiality of such NPI shall remain in effect for as long as the NPI remains in its possession. At the request of the party that owns the NPI, or, in the absence of such request, upon the termination of this Agreement, the other party shall promptly return all copies of NPI that have been provided to it, its reinsurers, retrocessionaires, and/or agents or dispose of such NPI in a manner agreed upon by the parties.

TLIC/ULIC VA Co/Modco	Page 14
Eff. 03/01/2007

Article 21

Commencement and Termination

21.01 Effective Date and Term. This Agreement shall be effective as of March 1, 2007 as to the Variable Deferred Annuities described in Exhibit I. Subject to the termination rights described in this Article 21, this Agreement shall remain in force for an indefinite period.

21.02 Termination without Cause. Either the Company or the Reinsurer may terminate the Agreement without cause effective February 28, 2008 of any month-end thereafter with respect to all or a portion of new business by giving ninety (90) days written notice to the other party.

During this ninety-day period, the Reinsurer shall continue to accept and the Company shall continue to cede any new policies issued prior to the termination of this ninety-day period.

All reinsurance that has been placed in effect prior to the expiration date set forth in the notice shall remain in effect in accordance with the terms of this Agreement until the Policy’s natural expiration or as specified otherwise in this Agreement.

21.03 Termination due to Change in Control. If there is any Change in Control for a party to this Agreement, the other party shall have the right to terminate this Agreement with respect to all or a portion of new business with immediate effect by giving notice thereof.

21.04 Automatic Termination. This Agreement shall automatically terminate on the date the Company’s liability on the last Policy terminates. The quarterly settlement statement described in Section 10.01 shall be prepared by the Company and sent to the Reinsurer within forty-five (45) days after the date of termination. For purposes of this section, the date of termination shall be defined as the last day of the quarter in which the last policy terminates. Payment of any and all amounts owed by the Company to the Reinsurer shall be included with that statement. Payment of any and all amounts owed by the Reinsurer to the Company shall be made within thirty (30) days after receiving the statement.

21.05 Termination for Cause. If the Company or the Reinsurer does not comply with its material obligations under this Agreement as specified in 8.01, 10.01, 10.03, and 19.10, the other party has, at their sole discretion, the option to terminate reinsurance under this Agreement by giving the other party thirty (30) days’ written notice. The party giving notice shall have the option of terminating either new business only or both new business and existing business.

If both new and existing business are terminated, the Reinsurer and the Company shall remain liable to one another for the payments prescribed in Articles 8 and 10 attributable to periods prior to the Effective Termination Date.

In the event of the termination of existing business under this Section 21.05, the Reinsurer shall recover the estimated present value of future distributable earnings adjusted for taxes and the release of capital under this Agreement (“recapture price”). The recapture price shall not be less than $0. The recapture price may be determined or estimated by either party if such price is agreed to by the other party. If the recapture price cannot be agreed upon, an impartial actuarial consultant hired from an established actuarial consulting firm such as Milliman and Robertson or Tillinghast Towers-Perrin shall be engaged to set the price. The price set by the actuarial consultant shall be accepted by both parties and the cost of the services of the actuarial consultant shall be borne equally by both parties.

TLIC/ULIC VA Co/Modco	Page 15
Eff. 03/01/2007

The Company may automatically reinstate reinsurance terminated pursuant to this Section 21.05 within sixty (60) days of the Effective Termination Date by performing its material obligations under this Agreement for any elapsed periods and by paying unpaid amounts due to the Reinsurer including interest in accordance with Section 10.03. The effective date of reinstatement shall be the day that the Reinsurer receives the required amounts due. Reinstatement of the reinsurance under this Agreement shall be applied retroactively to the Effective Termination Date.

21.06 Termination by Mutual Agreement. The Company and the Reinsurer may mutually agree to recapture all or a portion of the reinsurance provided by this Agreement. Such Agreement must be witnessed in writing and executed by duly appointed officers of both Parties.

21.07 Terminal Accounting and Settlement. If this Agreement is terminated or the quota share reduced, the Company shall prepare the quarterly settlement statement described in Section 10.01 within forty-five (45) days after the date of termination for the period beginning with the end of the most previous quarter for which settlement has been made and ending with the effective date of termination. Payment of any amounts due the Reinsurer shall be included with that statement. The Reinsurer shall pay any amounts due the Company within thirty (30) days after receiving the terminal settlement statement.

21.08 Supplementary Accounting and Settlement. In the event that, subsequent to a terminal accounting and settlement as provided above, a change is made with respect to any amount taken into account pursuant to Article 10, then a supplementary accounting shall take place. Any amount owed to the Reinsurer or to the Company by reason of such supplementary accounting shall be paid promptly upon the completion thereof.

Article 22

Execution

This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Executed in duplicate by
Transamerica Life Insurance Company

on June 4th, 2007.

By: [signature]
Title Vice President

By: [signature]
Title VICE PRESIDENT

TLIC/ULIC VA Co/Modco	Page 16
Eff. 03/01/2007

Schedule A

Specifications

l.	Type of Business	Variable Deferred Annuities issued directly by the Company on and after March l, 2007 under the annuity plans listed below.

2.	Annuity Plans	Policy Form ULICOVA-001-C

3.	Basis of Reinsurance	60% Quota Share; 40% Retained Portion.

TLIC/ULIC VA Co/Modco
Eff. 03/01/2007

Schedule B

Commission Schedules

	Upfront[1]	Trail
Standard[4] Upfront	7.00%	0.0%
Standard Delayed Trail	5.85%	0.4%[2]
Standard Low Trail	5.00%	0.4%[3]
Standard High Trail	2.00%	1.0%[3]
Senior[5] Upfront	3.50%	0.0%
Senior Delayed Trail	3.00%	.04%[2]
Senior Low Trail	2.50%	0.4%[3]
Senior High Trail	1.00%	1.0%[3]
Employee[6]	0.00%	0.0%

1	As a percentage of the premium
2	Annual Rate as a percentage of the ending policy value beginning in the 5th policy year.
3	Annual Rate as a percentage of the ending policy value beginning in the 2nd policy year.
4	Standard means all issue ages 0-80 inclusive
5	Senior means all issue ages 81 and over
6	Employee means any Policy where actual commission compensation is zero or immaterial relative to the other schedules.

TLIC/ULIC VA Co/Modco
Eff. 03/01/2007

Schedule C

Investment Options

Universal VIA Asset Allocation* Growth Portfolio

Universal VIA Asset Allocation* Moderate Growth Portfolio

Universal VIA Asset Allocation* Moderate Portfolio

Universal VIA Asset Allocation* Conservative Portfolio

Universal VIA Asset Allocation* International Moderate Growth Portfolio

*	managed by Morningstar

TLIC/ULIC VA Co/Modco
Eff. 03/01/2007

Exhibit I

Expense Allowances

1.	Acquisition Expenses. The Reinsurer will pay the Company an Acquisition Expense Allowance at the end of each Quarterly Accounting Period equal to the sum of:

a.	a marketing allowance of 1.51% of premium

b.	$90 per policy issued

2.	Maintenance Expenses. The Reinsurer will pay the Company a Maintenance Expense Allowance at the end of each Quarterly Accounting Period equal to the sum of:

a.	a maintenance allowance of $18.75 on the average number of policies in force during the Quarterly Accounting Period.

b.	an overhead allowance of .085% on the average Policy Value in force during each Quarterly Accounting Period.

3.	Ceding Allowance. The Reinsurer will pay the Company a Ceding Allowance equal to .83333% of premium on the first $100 million of premium.

4.	Expense Subsidy. To the extent that the Company caps fund level charges for Morningstar and bank custodial expenses assessed against the NAV to .65% (annualized) of fund values and incurs a daily loss during the months of March, April, May and June of 2007, the Reinsurer will pay the Company a daily subsidy equal to:

(1/365) * ($250,000 – .0065 * Fund Value)

where Fund Value is the market value of separate account assets supporting the policies at the end of each calendar day including seed money. The .0065 factor in the above formula will be replaced and increased to the extent that the Company caps fund level charges at a higher level (but less than actual daily cost). However, the .0065 factor will not be replaced and reduced should the Company cap fund level charges at a lower level without the written approval of the Reinsurer.

The Reinsurer’s liability for the daily subsidy shall cease at the earlier of:

(a) July 1, 2007, or

(b) the calendar day that the daily subsidy (as calculated above) becomes zero or negative, or

(c) the calendar day that the Company removes the .65% cap and assesses actual daily costs against the NAV.

After the Reinsurer’s liability ceases, the Company shall repay any daily subsidies previously paid by the Reinsurer to the extent that daily fund level charges assessed against the NAV for Morningstar and bank custodial expenses exceed the actual daily costs incurred for these expenses.

5.	Service Agreement Expenses. The Reinsurer shall reimburse the Company for fees paid by the Company to the Reinsurer for actuarial, accounting and other such services performed by the Reinsurer in accordance with the provisions of a valid service agreement between the parties. The Reinsurer will not be liable for the fees associated with any category of service unless said service agreement specifies that the fees for that category of service are reimburseable under reinsurance agreements between the Reinsurer and the Company.

TLIC/ULIC VA Co/Modco
Eff. 03/01/2007

EXHIBIT II (QUARTERLY REPORTS)

For Period
Date Completed
Prepared by
Phone Number:

Amounts Due Reinsurer

A.	Premiums

1	Received
2	Refunded
Net Premium Due

B.	Transfers from the Separate Account to the General Acount

1	Benefit Payments

2	Reinvestments

3	M & E/other Charges
Total Due

C.	Revenue Sharing

D.	Compensation for Excess Rates

E.	Commissions Previously Paid to the Company

F.	Total Due to Reinsurer
(Sum of A through E)

Amounts Due Company

G.	Benefits

1	Death

2	Surrender

3	Withdrawal

4	Annuitization (if recaptured)

5	Annuity Payments
Total Benefits

ULIC/TLIC CoModco Effective 03/01/2007	Page 1 of 2

EXHIBIT II (QUARTERLY REPORTS)

H.	Expenses

1	Upfront Commissions
2	Trail Commissions
3	Acquisition Expenses
4	Maintenance Expenses
5	Ceding Alllowance
6	Expense Cap Subsidy
7	Service Agreement Exp

Total Expenses

I.	Transfers from the General Account to the Separate Account

1	Reinvestments
2	Premium Deposits

Total Due

J.	Premiums previously paid to the Reinsurer

K.	Total Amount Due to Company
(Sum of G through J)

Quarterly Total Due
(F minus K)

TLIC/ULIC Co/Modco

Effective 3/1/2007

ULIC/TLIC CoModco Effective 03/01/2007	Page 2 of 2